EXHIBIT 4.15

August 27, 2001


David Fleming
RR#5
Orangevdle, ON
L9W 2Z2


RE:      OFFER OF EMPLOYMENT AMENDMENT

Dear David:

Inphinity Interactive Inc. is pleased to confirm the offer extended to you to join the Company in the position of Vice President, Product Development reporting directly to Michael Steele, Managing Director, of Inphinity Interactive Inc., beginning September 10th, 2001. This letter will serve to confirm our understanding of your acceptance of this position.

COMPENSATION

Your compensation package includes the following:

You will be compensated with an annual base salary, paid semi-monthly, in the amount of C$150,000.00 per year subject to normal withholdings.

Performance reviews will be conducted quarterly, with annual base salary review at six (6) months and then every twelve (12) months thereafter.

         1.       Your compensation package also includes:

                  a. 30% annual cash bonus (criteria to be determined after 30 days). When awarded, up to 50% of cash bonus may be used to purchase World Gaming Stock Options.

                  b. Stock options of 100,000 shares as per the World Gaming Stock Option Plan vesting 1/3 annually on anniversary date. Strike price to be set at the price at close of market September 10, 2001.

                  c.       Three (3) weeks annual paid vacation leave

                  d.       Temporary housing in Vancouver to December 31, 2001

                  e. Up to C$20,000 moving expenses upon submission of receipts

                  f. Employee benefits as per Inphinity's employee benefits program

                  g.       All other benefits as required by law

                  h.       All expenses incurred for the fulfillment of job

                           related duties

CONFIDENTIALITY AND NON-COMPETITION

As a condition of employment, you will be requested to sign an Employee Confidentiality Agreement. This document will be discussed and signed at a later date.

ACCEPTANCE

To indicate your acceptance of this offer, please sign below. This letter sets forth the terms of your employment with Inphinity interactive Inc. and supersedes any prior representations or agreements, whether written or oral. This letter may only be modified by a written agreement signed by you and the Managing Director of Inphinity Interactive Inc.

SPECIAL TERMS AND CONDITIONS

In the event of non-cause termination of this Agreement, the Executive will be entitled to receive four (4) months' salary following termination.

Welcome to the Inphinity, David. We hope you agree that you have a great contribution to make to the industry by way of Inphinity, and that you will find working here a rewarding experience. We look forward to the opportunity of working with you to create a successful company, and we are confident that your employment with lnphinity will prove mutually beneficial.

Sincerely,



Michael Steele
Managing Director
Inphinity Interactive Inc.


Agreed to and Accepted by:


___________________________             __________________
David Fleming                           Date